
11007966

FORM 11-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2010

OR

❑ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ______________________________ to ______________________

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Elano Profit Sharing Plan
2455 dayton-Xenia Road
Dayton, OH 45434-7199

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01—.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Elano Profit Sharing Plan

Date: June 16, 2011



(Signature)*
Name: Rachel L Eckman
Title: Human Resources Manager

**Print name and title of the signing official under the signature.*



ELANO PROFIT SHARING PLAN

Financial Statements and Supplemental Schedules

December 31, 2010 and 2009

(With Report of Independent Registered Public Accounting Firm Thereon)

ELANO PROFIT SHARING PLAN

December 31, 2010 and 2009

Table of Contents

[i] Schedules required by Form 5500 which are not applicable have not been included.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Elano Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Elano Profit Sharing Plan (the "Plan") as of December 31, 2010 and 2009, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Elano Profit Sharing Plan as of December 31, 2010 and 2009, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) and schedule H, line 4a- schedule of delinquent participant contributions for the year ended December 31, 2010 are presented for the purpose of additional analysis and not a required part of the basic financial statements but supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1, in 2010 the Plan changed its trustee/custodian from MG Trust LLC to Frontier Trust Company.

KPMG LLP

June 21, 2011

ELANO PROFIT SHARING PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2010 and 2009

	2010	2009
Assets:		
Cash and cash equivalents (note 2)	$ 575,956	$ 481,658
Investments, at fair value (notes 3 and 4)	65,609,958	57,207,539
Notes receivable from participants	575,429	547,803
Participant contributions receivable	31,521	29,966
Employer contributions receivable	1,267,619	1,380,608
Accrued dividends and interest	87,123	59,281
Total assets	68,147,606	59,706,855
Liabilities:		
Accrued Expenses	21,841	-
Net assets available for plan benefits, prior to adjustment	68,125,765	59,706,855
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 2)	(416,506)	(79,336)
Net assets available for plan benefits	$ 67,709,259	$ 59,627,519

See accompanying notes to financials statements

ELANO PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2010 and 2009

	2010	2009
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments (note 3)	$ 4,771,534	$ 6,098,426
Dividends and interest	1,086,048	1,023,252
Total investment income	5,857,582	7,121,678
Interest on notes receivable from participants	27,323	33,821
Contributions:		
Participant	1,924,399	1,877,731
Employer	2,388,964	2,470,699
Total contributions	4,313,363	4,348,430
Total additions	10,198,268	11,503,929
Deductions from net assets attributed to:		
Benefits paid to participants	2,019,099	1,338,708
Expenses and loan fees (note 1)	97,429	18,865
Total deductions	2,116,528	1,357,573
Net increase	8,081,740	10,146,356
Net assets available for plan benefits at:		
Beginning of year	59,627,519	49,481,163
End of year	$ 67,709,259	$ 59,627,519

See accompanying notes to financial statements.

ELANO PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(1) Description of the Plan

The Elano Profit Sharing Plan (the "Plan") is a defined contribution plan covering all employees of the Elano Division of Unison Industries, LLC (the "Company"), whose ultimate parent is General Electric Company ("GE"), who have been credited with at least ninety days of service. The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

On November 12, 2010, the Plan's custodian and trustee changed from MG Trust Company LLC to Frontier Trust Company. Ascensus, Inc. is the record- keeper.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the Elano Profit Sharing Plan Document (the "Plan Document"). Additional Plan information including benefits, investment options, vesting provisions and effects of plan termination is included in Plan handbooks and other material distributed to participants.

Participant Contributions and Investment Options

Effective November 2009, participants are permitted to allocate their account balances in increments of 1% (prior to November 2009 in increments of 5%) to one or more of the following investment options:

(a) GE Common Stock Fund – This option constitutes primarily shares of GE Common Stock with a small portion of the fund held in cash or other short-term investments to provide liquidity for participant directed transactions.

(b) State Street Global Advisors (SSgA) S&P 500 Index Fund - This fund seeks to replicate the total return of the Standard & Poor's 500 Composite Stock Price Index (the "Index"). The fund invests primarily in stocks in the Index in proportion to their weightings in the Index.

(c) GE Institutional Income Fund – This fund seeks maximum income consistent with prudent investment management and the preservation of capital by investing at least 80% of its net assets in debt securities under normal market conditions.

(d) GE Institutional International Equity Fund – This fund seeks long-term capital appreciation. The fund invests primarily in securities issued in at least three foreign countries, including both developed and emerging markets. It normally invests in established companies, but it may invest in companies of varying sizes.

(e) GE Institutional U.S. Equity Fund – This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lesser extent, the fund may also invest in foreign securities and debt securities.

(f) GE Institutional Strategic Investment Fund – This fund seeks to maximize total return by following an asset allocation strategy contemplating shifts among a range of investments including U.S. and foreign stocks, bonds, money market instruments, and other debt securities.

On June 12, 2009 the GE Institutional Strategic Investment Fund replaced the GE Aggressive Allocation Fund, the GE Moderate Allocation Fund and the GE Conservative Allocation Fund. This fund seeks to maximize total return by following an asset allocation strategy contemplating shifts among a range of investments including U.S. and foreign stocks, bonds, money market instruments, and other debt securities.

(g) American Funds Growth Fund of America – This fund seeks to provide shareholders with growth of capital by investing in companies with a history of rapidly growing earnings and generally higher price-to-earnings ratios.

(h) Columbia Acorn Select Fund – This fund seeks long-term growth of capital by investing in a limited number of U.S. companies (between 20-40) with market capitalizations under $20 billion at the time of purchase.

(i) Vanguard Target Retirement Funds – On November 2, 2009, the Vanguard Target Retirement Funds were added as new investment options for the Plan. The Vanguard Target Retirement Funds is a group of mutual funds that separately invest in up to seven other Vanguard stock, bond, and money market mutual funds.

Vanguard Target Retirement Income Fund

Vanguard Target Retirement 2005

Vanguard Target Retirement 2010

Vanguard Target Retirement 2015

Vanguard Target Retirement 2020

Vanguard Target Retirement 2025

Vanguard Target Retirement 2030

Vanguard Target Retirement 2035

Vanguard Target Retirement 2040

Vanguard Target Retirement 2045

Vanguard Target Retirement 2050

The Vanguard Target Retirement Income Fund is designed for investors currently in retirement, and its investments are expected to remain stable over time. The other Vanguard Target Retirement Funds are designed for investors who plan to retire close to the year indicated in the Funds' names. These Funds' asset allocations will become more conservative over time as the target retirement date draws closer.

(j) Galliard Capital Management Stable Value Fund ("Stable Value Fund") – This Collective Trust fund's primary objective is to preserve principal while achieving a rate of return competitive with rates earned over an extended period of time by comparable fixed income investment products. This fund invests primarily in pooled investment contracts with short-term maturities.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies ("mutual funds") are made available to participants annually.

Participants may elect to defer up to 15% of their pre-tax compensation subject to limitations imposed by law. In addition, hourly participants may elect to make after-tax contributions in an amount equal to 3% of their compensation. Participants may also contribute amounts as "rollover" provisions representing distributions from other qualified defined benefit or defined contribution plans of a former employer.

All eligible employees who are projected to attain age 50 before the end of the year will be eligible to make additional catch-up contributions in accordance with certain regulations.

The Internal Revenue Code limits participant pre-tax contributions. The limit for participants was generally $16,500 in both 2010 and 2009. For participants eligible to make catch-up contributions, the 2010 and 2009 limit on catch-up contributions was generally $5,500.

Employer Contributions

The Company will make a matching contribution in an amount equal to 6% of their eligible compensation for eligible hourly employees contributing 3% of their eligible compensation on an after tax basis.

The Company may, in its sole discretion, make profit sharing contributions for eligible salaried employees in an amount determined by its board of directors. Participants must be (a) employed by the Company on the last day of the year or (b) not employed on the last day of the year because of death, retirement, or termination of employment on account of disability during the plan year in order to share in the contribution. The Company is not required to make any profit sharing contribution for any plan year.

For December 31, 2010 and 2009, the Company made profit sharing contributions of $1,245,490 and $1,359,510 respectively, which represented 15% of participant eligible participants' compensation for both years.

Vesting

The Plan provides for participants to be 20% vested in Company contributions after completion of two years of service, plus an additional 20% for the completion of each subsequent year of service during the following four years. Participants are always 100% vested in their pre-tax and after-tax contributions, catch up contributions and rollover contributions, plus any earnings they generate.

Forfeitures

As of December 31, 2010 and 2009, forfeited non-vested amounts (including unrealized appreciation) totaled $26,276 and $25,121, respectively. During 2010, forfeitures amounting to $72,137 and $124 were utilized to pay Plan expenses and reduce Company contributions, respectively. In 2009, forfeitures amounting to $15,712 and $10,176 were utilized to pay Plan expenses and reduce Company contributions, respectively. Gains/(Losses) on earnings of forfeiture balances were $1,193 and $643 during 2010 and 2009, respectively. Additions to forfeiture balances were $72,223 and $51,411 during 2010 and 2009. There were other reductions in forfeitures of $17,545 in 2009. There were no such reductions in 2010.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocation of (a) employer matching contributions and (b) earnings. The benefit to which a participant is entitled is the value of the participant's vested account.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus their highest outstanding balance of loans from the Company and GE and its subsidiaries (Affiliated Plans) during the past 12 months or 50% of their vested account balance. There is a $50 charge for each loan.

The period of repayment of any loan is up to 4.5 years from the effective date of the loan unless the loan is used to acquire a principal residence for which a term of up to 10 years may be permissible. Loans are secured by the remaining balance in the participant's account and bear interest at an effective annual percentage rate which is 1% above the prime interest rate in effect as of the last business day before the month in which the loan is requested. Repayment, with interest, is made through payroll deductions.

In the event of a loan default, the amount of the outstanding balance will be reported to the IRS in the year of default as ordinary income.

Notes receivable from participants at December 31, 2010 and 2009 were $575,429 and $547,803, respectively. Interest from notes receivable from participants for the years ended December 31, 2010 and 2009 was $27,323 and $33,821, respectively.

Payment of Benefits

Subject to certain limitations, a participant (or designated beneficiary) may withdraw all or a portion of his or her after-tax contributions, including earnings thereon. Generally, before-tax contributions and rollovers may not be withdrawn while employed by the Company prior to age 59½. Company contributions may be withdrawn while a participant is employed by the Company prior to age 70½. In the case of a hardship, a participant may elect to withdraw, as applicable, all or a portion of pre-tax contributions, excluding earnings thereon, after-tax contributions (hourly employees only) and, rollover contributions, including earnings thereon. In order to make a hardship withdrawal, a participant must first withdraw the maximum after-tax contributions and nontaxable loans. A participant who makes a hardship withdrawal will be suspended from the Plan for 6 months after the hardship distribution.

On termination of service due to death, disability, or retirement, a participant (or designated beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account. For termination of service for other reasons, a participant may elect to receive the value of the vested interest in his or her account as a lump-sum distribution, or if he or she qualifies, as an installment or a direct rollover.

Administrative and Investment Advisor Costs

Expenses related to the administration of the Plan, including record-keeping expenses and Trustee's fees, are liabilities of the Plan and at the Company's election, may be paid by the Plan (see note 2(h) Expenses). For the registered investment companies, investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation (depreciation) in the fair value of investments on the Statement of Changes in Net Assets Available for Plan Benefits.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan's investment in the Stable Value Fund included in the Statements of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

(b) Investments

Plan investments are reported at fair value. See notes 3 and 4 for additional information.

Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Earnings from the Stable Value Fund are reinvested in the fund and reflected in dividends and interest.

(c) Cash and cash equivalents

This amount is comprised primarily of cash held in the GE Common Stock Fund to provide liquidity. In addition, participant and employer contribution balances remitted to the Trust, which are related to the last payroll of the Plan year and as a result, have not yet been invested, are also classified as cash and cash equivalents.

(d) New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board ("FASB") issued ASU 2010-06, Improving Disclosures about Fair Value Measurements. ASU 2010-06 requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. The new and revised disclosures are effective for fiscal years beginning after December 15, 2009 (for transfers into and out of Level 1 and Level 2 fair-value measurements) and December 15, 2010 (for information of Level 3 fair-value measurements), and the interim periods within those fiscal years. The Company does not believe the adoption of ASU 2010-06 for information on purchases, sales, issuances and settlements in the roll forward of activity in Level 3 will materially impact the Plan's financial statement disclosures.

In September 2010, FASB issued ASU 2010-25, *Reporting Loans to Participants by Defined Contribution Pension Plans*. ASU 2010-25 requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This disclosure is effective for fiscal years ending after December 15, 2010.

(e) Fair Value Measurements

For financial assets and liabilities, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical investments in active markets.

Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

We maintain policies and procedures to value investments using the best and most relevant data available. In addition, we retained independent pricing vendors to assist in valuing certain instruments.

The following section describes the valuation methodologies we use to measure investments at fair value.

When available, we use quoted market prices to determine the fair value of investment securities, and they are included in Level 1. Level 1 securities include GE Common Stock and mutual funds.

The Plan's ownership in the collective fund is carried at fair value based on the investment's net asset value per unit and included in Level 2.

See note 4 for additional information.

(f) Notes Receivable from Participants

Loans to participants equal the outstanding principal balance plus accrued but unpaid interest.

(g) Payment of Benefits

Benefit payments are recorded when paid to participants.

(h) Expenses

Substantially all expenses related to administration of the Plan are paid by the Company, with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the respective participant's investment fund's assets.

(i) Use of Estimates

Substantially all expenses related to administration of the Plan are paid by the Company or out of the Plan's forfeiture account at the discretion of the Plan Sponsor, with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the respective participant's investment fund's assets.

(j) Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

(3) Investments

The following is a summary of the fair values of the Plan's investments at December 31, 2010 and 2009:

	2010		2009	
GE Common Stock	$ 11,162,387	*	$ 8,882,824	*
Mutual funds:				
SSgA S&P 500 Index Fund	810,868		694,094	
GE Institutional Income Fund	3,407,655	*	2,898,004	
GE Institutional International Equity Fund	4,113,474	*	3,885,018	*
GE Institutional U.S. Equity Fund	8,717,030	*	7,941,383	*
GE Institutional Strategic Investment Fund	16,211,324	*	14,502,932	*
American Funds Growth Fund of America	1,525,034		1,080,429	
Columbia Acorn Select Fund	2,206,545		1,725,844	
Vanguard Target Retirement Income Fund	85,916		—	
Vanguard Target Retirement 2005 Fund	86,176		—	
Vanguard Target Retirement 2010 Fund	105,271		229	
Vanguard Target Retirement 2015 Fund	14,005		11,700	
Vanguard Target Retirement 2020 Fund	36,143		252	
Vanguard Target Retirement 2025 Fund	99,122		350	
Vanguard Target Retirement 2030 Fund	9,186		—	
Vanguard Target Retirement 2035 Fund	119,732		49,141	
Vanguard Target Retirement 2040 Fund	21,373		236	
Vanguard Target Retirement 2045 Fund	25,249		10,736	
Vanguard Target Retirement 2050 Fund	13,127		839	
Total mutual funds	37,607,230		32,801,187	
Collective trust fund:				
Galliard Capital Management Stable Value Fund	16,840,341	**	15,523,528	**
Total collective trust fund	16,840,341		15,523,528	
Total Investments, at fair value	$ 65,609,958		$ 57,207,539	

* Investment option representing more than 5% of the Plan's net assets.
** Contract value at December 31, 2010 and 2009 for the Stable Value Fund was $16,423,834 and $15,444,192 respectively. The amounts presented in the table reflect fair value and also represent more than 5% of the Plan's net assets.

The Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated during 2010 and 2009 as follows:

	2010	2009
GE Common Stock	$ 2,038,666	$ 354,111
Mutual funds	2,732,868	5,744,315
Total	$ 4,771,534	$ 6,098,426

Dividends and interest for the years ended December 31, 2010 and 2009 were $1,086,048 and $1,023,252, respectively.

The average yield of the underlying assets earned by the Plan from the Stable Value Fund was 2.46% and 3.02% at December 31, 2010 and 2009, respectively. The average crediting interest rate was 3.16% and 2.88% at December 31, 2010 and 2009, respectively.

(4) Fair Value Measurements

The following table presents the Plan's investments measured at fair value on a recurring basis at December 31, 2010:

	Level 1	Level 2 (in thousands)	Level 3	Total
GE Common Stock	$ 11,162	$ —	$ —	$ 11,162
Mutual funds	37,607	—	—	37,607
Collective trust fund:				
Galliard Capital Management Stable Value Fund	—	16,840	—	16,840
Total Investments, at fair value	$ 48,769	$ 16,840	$ —	$ 65,609

The following table presents the Plan's investments measured at fair value on a recurring basis at December 31, 2009:

	Level 1	Level 2 (in thousands)	Level 3	Total
GE Common Stock	$ 8,882	$ —	$ —	$ 8,882
Mutual funds	32,801	—	—	32,801
Collective trust fund:				
Galliard Capital Management Stable Value Fund	—	15,524	—	15,524
Total Investments, at fair value	$ 41,683	$ 15,524	$ —	$ 57,207

Transfers in and out of Level 3 are considered to occur at the beginning of the period. There were no transfers during 2010 or 2009.

As discussed in Note 1(a), the GE Common Stock Fund is a unitized fund that consists of GE common stock and a small portion of the fund held in cash or other short-term investments which are assets of the Plan. In 2010, we have included the GE common stock of the GE Common Stock Fund in the fair value measurements table as Level 1 investments and the cash portion was reflected under cash and cash equivalents on the Statement of Net Assets Available for Plan Benefits. Accordingly, we have reclassified the 2009 presentation to confirm to the current year presentation.

(5) Risks and Uncertainties

The Plan offers a number of investment options including GE Common Stock Fund, a variety of mutual funds and a collective trust fund. The funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and amounts reported in the Statements of Net Assets Available for Plan Benefits.

The Plan's exposure to a concentration of credit risk is limited by the opportunity to diversify investments across ten participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of GE Common Stock Fund, which primarily invests in a single security.

(6) Related Party Transactions (Parties in Interest)

The record-keeping function for the underlying investments held by the Plan are performed by Ascensus, Inc. Certain investments of the Plan are shares of mutual funds that are advised by GE Asset Management Incorporated ("GEAM") and distributed by GE Investment Distributors, Inc., affiliates of the Company. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised of shares of common stock issued by GE, the ultimate parent of the Company.

Certain fees paid to related parties for services to the Plan were paid by the Plan. Mutual fund and collective trust fund operating expenses, which include expenses paid to GEAM and Ascensus, Inc., come out of the fund's assets and are reflected in the fund's share/unit price and dividends.

(7) Income Tax Status

The Internal Revenue Service has notified the Company by a letter dated March 14, 2003 that the Plan is qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended since that letter was issued. However, Plan management and legal counsel for the Plan have no reason to believe that those amendments have adversely affected the validity of the determination letter.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the Company's matching contribution and profit sharing contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

During 2010, the following errors were noted in plan operations:

> The deferral amounts for a participant were calculated incorrectly on his lump sum payment of $440 on March 19, 2010. His contribution elections were 3% after tax and 10% pre-tax, which would merit a 6% employer match. However, the actual amounts deducted were 1% after tax and 3% pre-tax with a 2%

employer match contribution. The employee portion of the corrective distribution came to $42 with lost earnings and interest.

The employee and employer contributions for a participant were miscalculated for two weeks in July 2010. For two pay periods, $14 and $10 was deferred from the participant's after-tax earnings. It was noted that the employee after-tax contributions should have been $26 and $22 for the two pay periods, respectively. The employee portion of the corrective distribution totaled $25 with lost earnings and interest.

The after-tax contribution amount for a participant was erroneously increased by $5 per week while the employer match was increased by $10 per week beginning January 8, 2010. The total corrective transaction of $260 was deducted from the participant's payroll check.

During January 2011, the Company discovered an error involving three participants where the record keeper Ascensus failed to switch their ongoing contributions into the Vanguard Target Retirement Date Fund from the GE Strategic Investment Fund. This error affected the time period from October 2010 to January 2011 and amounted to $2,609. This amount consists of employer discretionary contribution of $2,367, employer match of $140, and participants' earnings of $71 attributable to the period affected. These funds were transferred from the GE Strategic Investment Fund to the appropriate Vanguard Target Retirement Date Fund.

(8) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan, to the extent permitted by law, to discontinue contributions and to terminate the Plan in accordance with the provisions of ERISA.

(9) Reconciliation of Financial Statements to Form 5500

Notes receivable from participants are classified as investments per the Form 5500. The following is a reconciliation of total investments per the financial statements at December 31, 2010 and 2009 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor:

	2010	2009
Total Investments, at fair value per financial statements	$ 65,609,958	$ 57,207,539
Notes receivable from participants	575,429	547,803
Total Investments per Form 5500	$ 66,185,387	$ 57,755,342

ELANO PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2010 and 2009

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to Form 5500:

	2010	2009
Net Assets Available for Plan Benefits, per the financial statements	$ 67,709,258	$ 59,627,519
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	416,506	79,336
Net Assets Available for Plan Benefits, per the Form 5500	$ 68,125,764	$ 59,706,855

	2010	2009
Total Net Increase, per the financial statements	$ 8,081,740	$ 10,146,356
Adjustment from contract value to fair value for fully benefit responsive investment contracts for current period	416,506	79,336
Adjustment from contract value to fair value for fully benefit responsive investment contracts for prior period	(79,336)	(137,196)
Total Net Income, per the Form 5500	$ 8,418,910	$ 10,088,496

ELANO PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2010

	Identity of issuer, borrower, lessor, or similar party	Description of investments	Number of shares		Fair value
*	GE Common Stock	Common Stock	610,300	$	11,162,387
	SSGA S&P 500 Index Fund	Mutual fund	39,210		810,868
*	GE Institutional Income Fund	Mutual fund	362,131		3,407,655
*	GE Institutional International Equity Fund	Mutual fund	357,693		4,113,474
*	GE Institutional US Equity Fund	Mutual fund	759,323		8,717,030
*	GE Institutional Strategic Investment Fund	Mutual fund	1,448,733		16,211,324
	American Funds Growth Fund of America	Mutual fund	50,182		1,525,034
	Columbia Acorn Select Fund	Mutual fund	76,803		2,206,545
	Vanguard Target Retirement Income Fund	Mutual fund	7,617		85,916
	Vanguard Target Retirement 2005 Fund	Mutual fund	7,347		86,176
	Vanguard Target Retirement 2010 Fund	Mutual fund	4,719		105,271
	Vanguard Target Retirement 2015 Fund	Mutual fund	1,128		14,005
	Vanguard Target Retirement 2020 Fund	Mutual fund	1,635		36,143
	Vanguard Target Retirement 2025 Fund	Mutual fund	7,854		99,122
	Vanguard Target Retirement 2030 Fund	Mutual fund	424		9,186
	Vanguard Target Retirement 2035 Fund	Mutual fund	9,147		119,732
	Vanguard Target Retirement 2040 Fund	Mutual fund	994		21,373
	Vanguard Target Retirement 2045 Fund	Mutual fund	1,870		25,249
	Vanguard Target Retirement 2050 Fund	Mutual fund	613		13,127
	Galliard Capital Management Stable Value Fund	Collective trust fund	788,258		16,840,342
	Total Investments, at fair value			$	65,609,959
*	Notes receivable from participants	129 notes receivable from participants with interest rates from 4.25% to 10.00%			575,429
	Total notes receivable from participants			$	575,429
	Total assets held at end of year			$	66,185,388

* Party in interest as defined by ERISA.

See accompanying Report of Independent Registered Public Accounting Firm.

Supplemental
Schedule II

ELANO PROFIT SHARING PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year ended December 31, 2010

Totals that Constitute Nonexempt Prohibited Transactions

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$ 138	$ 0	$ 0	$ 0	$ 138

During 2010, the following errors were noted in plan operations:

> The deferral amounts for a participant were calculated incorrectly on his lump sum payment of $440 on March 19, 2010. His contribution elections were 3% after tax and 10% pre-tax, which would merit a 6% employer match. However, the actual amounts deducted were 1% after tax and 3% pre-tax with a 2% employer match contribution. The employee portion of the corrective distribution came to $42 with lost earnings and interest.
>
> The employee and employer contributions for a participant were miscalculated for two weeks in July 2010. For two pay periods, $14 and $10 was deferred from the participant's after-tax earnings. It was noted that the employee after-tax contributions should have been $26 and $22 for the two pay periods, respectively. The employee portion of the corrective distribution totaled $25 with lost earnings and interest.
>
> The after-tax contribution amount for a participant was erroneously increased by $5 per week while the employer match was increased by $10 per week beginning January 8, 2010. The total corrective transaction of $260 was deducted from the participant's payroll check.

During January 2011, the Company discovered an error involving three participants where the record keeper Ascensus failed to switch their ongoing contributions into the Vanguard Target Retirement Date Fund from the GE Strategic Investment Fund. This error affected the time period beginning in October 2010 and ending in January 2011 and amounted to $2,609. This amount consists of employer discretionary contribution of $2,367, employer match of $140, and participants' earnings of $71 attributable to the period affected. These funds were transferred from the GE Strategic Investment Fund to the appropriate Vanguard Target Retirement Date Fund.

See accompanying Report of Independent Registered Public Accounting Firm.

Exhibit 23

Consent of Independent Registered Public Accounting Firm

Elano Profit Sharing Plan:

We consent to the incorporation by reference in the Registration Statement (No. 333-158069) on Form S-8 of the General Electric Company of our report dated June 21, 2011, with respect to the statements of net assets available for plan benefits of the Elano Profit Sharing Plan as of December 31, 2010 and 2009, and related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2010 and schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2010, which report appears in the December 31, 2010 annual report on Form 11-K of the Elano Profit Sharing Plan.

KPMG LLP

New York, New York

June 21, 2011